
Power to Gas
HYDROGENICS
e·on



VATTENFALL

Q1 2014 Earnings Presentation
May 7, 2014

HYDROGENICS
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Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

2014 Q1 Highlights

- Backlog grew to $58.5 Million
- Power-to-Gas Energy Storage demand continues
- On-Site Generation booking and pipeline stronger than last year
- Mobility markets interest expanding
- Begun targeting megawatt Fuel Cell power generation
- Growth trajectory of 30% intact for Fiscal 2014
- Positive Adjusted EBITDA with revenue of >$50 Million
- 2014 top line to be heavily loaded in second half – for which HYGS has booked 90% of requisite sales







Energy Storage: We Bottle the Wind and Sun

- Industry traction ongoing – first energy storage projects now underway in Germany, Canada and California –several technologies
- Characteristics, cost and performance under evaluation
- Power- to-Gas approach offers multiple paths to deliver value to gas and electric grid operators such as Enbridge and E.ON
- P2G is more scalable, modular and site-able than Pumped Hydro (the most prevalent type of storage today)
- Critical reference sites now in operation and performing well
- $12M of projects in current backlog
- $14M formal quotation with structured RFP
- $38M identified prospects
- $6M in R&D projects quoted and backlog
- Total $70M of projects a various stages of maturity



Fuel Cell Power Modules: Mobility Markets

- Electrification of mobility continues as a strong trend
- Limitation of batteries for becoming more evident
- Value proposition driven by energy capacity of hydrogen and high efficiency
- Completed sale of 10 bus module units to a Chinese partner in Q1
- Several other customer sales for delivery vehicle range extension and airport ground support equipment
- Work continues on track with large propulsion order (up to $90M value)
- Anticipate ongoing growth in this segment across a wide array of vehicle types
- HYGS' niche remains applications requiring complex integration with major counterparties where our technology and system capabilities are well appreciated

MW Class Fuel Cell Systems for Back-up & Power Generation

Cost, performance, scale and zero carbon emissions now enable new markets for continuous power generation at utility scale and Data center back-up

- Historical experience, architecture and certification lays the foundation
- New 100kW rack system developed as the building block for multi-mega watt systems
- Working with Commscope in data center market
- Continuous power generation on surplus hydrogen streams is also a focus
- New build-own-operate-model with long term service agreements appears attractive



Growth Catalysts Continue

- Growing evidence that the Energy Storage sector is reaching a tipping point
- Strong, active pipeline of P2G opportunities for Hydrogenics, including an increase in number and size of EU projects
- Large scale fuel cell power generation and MW data center – a new and developing market
- Expanding technology-intensive fuel cell integration programs
- Launch of fuel cell vehicles by major OEMs planned for 2015

Company + Industry Sector + Application = MOMENTUM

Q1 Revenue

Three months ended March 31, 2014


Revenue
$M
12.4
8.1
35%
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2013
2014
Power Systems
OnSite Generation


Revenue by Business Unit
$M
8
6
4
2
0
6.5
6.0
5.9
2.1
OnSite Generation
Power Systems
2013
2014

Notes

Revenue decreased $4.3 million, or 35%, primarily reflecting the lack of comparable CommScope fuel cell power module deliveries , as were previously included in Q1 2013.

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Q1 Gross Profit

Three months ended March 31, 2014



Gross Profit
%
40
30
20
10
0
31.3
23.7
7.6 Percentage Points
2013
2014
Power Systems
OnSite Generation



Gross Profit % By Business Unit
%
60
50
40
30
20
10
0
22.7
13.0
40.6
54.9
OnSite Generation
Power Sytems
2013
2014

Notes

Gross Profit declined due to reduced overhead absorption in both the Power and OnSite Generation segment and increased material costs in the OnSite Generation business unit.

Q1 Cash Operating Costs

Three months ended March 31, 2014


$M
5
4
3
2
1
0
3.7
Flat
3.7
0.9
0.9
2.8
2.8
R&D
SG&A
2013
2014

Notes

- Cash operating costs were $3.7 million versus $3.7 million for the comparable period in 2013.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q1 Results

(in $ millions)	Three months ended March 31		Change	
	2014	2013	$	%
Revenue	$ 8.1	$ 12.4	4.3	35
Gross Profit	1.9	3.9	2.0	(51)
Percentage of revenues	*23.7*	*31.3*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.8	2.8	-	-
Research and product development	0.9	0.9	-	-
Adjusted EBITDA	$ (1.7)	$ 0.2	(1.9)	(950)

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 15 for a reconciliation of this measure to net loss.

Order Backlog

As at March 31, 2014

($M)

	Dec.31/13 Backlog	Orders Received	FX	Orders Delivered	Mar. 31/14 Backlog
OnSite Generation	$ 22.5	$ 8.1	(0.1)	$ 6.0	$ 24.5
Power Systems	34.5	1.7	(0.2)	2.0	34.0
Total	$ 57.0	$ 9.8	(0.3)	$ 8.0	$ 58.5

Consolidated Balance Sheet Highlights

($M)

	Mar. 31, 2014	Dec. 31, 2013	Change $	Change %
Cash and cash equivalents and restricted cash	$ 11.6	$ 13.8	(2.2)	(16)
Trade, other and grants receivable	8.2	5.4	2.8	52
Inventories	16.6	12.9	3.7	29
Trade and other payables	17.3	13.2	4.1	31
Warrants[1]	-	1.1	(1.1)	(100)

[1] Note: All outstanding warrants were exercised in January 2014

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Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Cash operating costs	$ 3.7	$ 3.7
Less: Gross profit	(1.9)	(3.9)
Add: Stock-based compensation	0.1	0.2
Add: Deferred compensation plans indexed to share price	1.6	0.4
Add: Amortization and depreciation	0.1	0.2
Loss from operations	$ 3.6	$ 0.6

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Adjusted EBITDA loss (gain)	$ 1.7	$ (0.2)
Add: Stock-based compensation *(cash settled and share settled)*	1.7	0.6
Add: Amortization and depreciation	0.1	0.2
Add: Finance (income) loss, net	0.2	0.5
Net loss	**$ 3.7**	**$ 1.1**

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